# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liminatus Pharma, Inc., CIK 0001971387
CUSIP: 53271X108
Title of class of securities: Common Stock , par value $0.0001 per share
Address of issuer's principal executive offices: 2251 Stern Goodman Street, Suite E, Fullerton, California (CA), 92833
Date of event which requires filing of this statement: 07/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002147014

## Reporting persons
- Samda Biolab Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 3,426,548; shared voting power 0; sole dispositive power 3,426,548; shared dispositive power 0; aggregate amount beneficially owned 3,426,548 (5.1% of the class)
  Comment: For Row 11, percentage is calculated based on 67,160,362 shares of Common Stock outstanding on July 2, 2026.

## Item 1. Issuer
Name of issuer: Liminatus Pharma, Inc.
Address of issuer's principal executive offices: 2251 Stern Goodman Street, Suite E, Fullerton, CA 92833

## Item 2. Person Filing
Name of person filing: Samda Biolab Co., Ltd.
Address of principal business office or, if none, residence: #801 Factory building, 138, Ilsan-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea 10442
Citizenship: Republic of South Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,426,548
Percent of class:
5.1%*

* Percentage is calculated based on 67,160,362 shares of Common Stock outstanding on July 2, 2026.
Sole power to vote or to direct the vote: 3,426,548
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,426,548
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Samda Biolab Co., Ltd.: /s/ Beom K. Choi, Beom K. Choi, Chief Executive Officer (07/22/2026)